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EMAIL: RFRIEDMAN@OLSHANLAW.COM DIRECT DIAL: 212.451.2220
August 8, 2022
VIA EDGAR AND ELECTRONIC MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jan Woo, Legal Branch Chief
Re:    Remark Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed November 18, 2021
File No. 333-260615

Dear Ms. Woo:
We acknowledge receipt of the letter of comment dated March 31, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the above-referenced matter. We have reviewed the Comment Letter with Remark Holdings, Inc. (the “Registrant”) and provide the following responses on their behalf. Unless otherwise indicated, the page references below are to the marked version of the enclosed copy of Amendment No. 5 to Form S-3 on the Registration Statement on Form S-1 filed on the date hereof by the Registrant (the “Form S-1”). The Registrant has converted the Registration Statement on Form S-3 into a Registration Statement on Form S-1 because the Registrant has determined that it is no longer eligible to use Form S-3. Capitalized terms used herein and not separately defined have the meanings given to them in the Form S-1. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

Amendment No. 4 to Registration Statement on Form S-3

Cover Page

1.Please disclose on the cover page and in the prospectus summary whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

The applicable disclosure in the Form S-1 has been added in response to the Staff’s comment. Please see the cover page, page 6 and page 24 of the Form S-1.

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August 8, 2022

Condensed Consolidating Financial Schedule, page 9

2.Please present the financial statements of the parent, WFOEs, and other owned operating subsidiaries in separate columns in the consolidating schedule, and present in separate line items intercompany activities, balances, and cash flows.

The applicable disclosure in the Form S-1 has been added in response to the Staff’s comment. Please see the section titled “Condensed Consolidating Financial Schedules” beginning on page 9 of the Form S-1.

3.Please describe how the VIE agreements provide you with rights to returns of the VIEs that could potentially be significant to the VIEs. In addition, please tell us how transactions under the VIE agreements are reflected in the consolidating schedules.

The applicable disclosure in the Form S-1 has been added in response to the Staff’s comment. Please see page 9 of the Form S-1.

Risk Factors, page 18

4.Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

The applicable disclosure in the Form S-1 has been added in response to the Staff’s comment. Please see page 26 of the Form S-1.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Robert H. Friedman

Robert H. Friedman

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